UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q ☐ Form 10-D  ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Nutrition 21, Inc.

Full Name of Registrant

Former Name if Applicable

4 Manhattanville Road

Address of Principal Executive Office (Street and Number)

Purchase, NY 10577

City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K filed on August 31, 2011 by Nutrition 21, Inc. (the “Company”), on August 26, 2011, the Company, on its behalf and on behalf of its wholly-owned subsidiaries (together with the Company, the “Debtors”), filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code with the United Sates Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) (Case No. 11-23712).

As disclosed in the Company’s Current Report on Form 8-K filed on November 7, 2011, on November 1, 2011 the Company completed an auction for the Debtors’ assets under section 363 of the U.S. Bankruptcy Code, pursuant to which Nutrition 21 Acquisition Holding, LLC (the “Purchaser”) has entered into an agreement to purchase substantially all of the Debtors’ assets and assume certain related liabilities.

The Company is devoting substantially all its time and limited management and personnel resources to the bankruptcy case, including the sale of the Debtors’ assets to the Purchaser, and preparation of monthly operating reports that the Debtors are required to file with the Bankruptcy Court.  As a result, the Company will not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 within the prescribed time period.  The Company is furnishing the aforementioned monthly operating reports under cover of Current Reports on Form 8-K.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Benjamin T. Sporn	914	971-2791
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic  reports required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant  was required to file such report(s) been filed?  If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it  anticipated  that any  significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nutrition 21, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2011	By:	/s/ Benjamin T. Sporn, Vice President and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 u.s.c.1001).